Exhibiit 3(ii)(b) DEF14A- filed 12-5-1998
                                  PROPOSAL TWO
                              AMENDMENT OF BY-LAWS

     Due to personal liability issues and the unavailability of insurance, small public companies frequently encounter significant difficulties in recruiting third parties to serve as members of their board of directors. These difficulties are compounded in the case of the Company because (i) the prior actions of Capston and Ms. Fonner were taken without first receiving any consent, approval or authorization of any former officer or director of the
Company, (ii) the Company is a reporting issuer that has no assets, ongoing business or immediate business prospects, and (iii) the ultimate success of the Company's business plan will depend on the abilities of Capston and Ms. Fonner to identify a suitable combination target and negotiate an acceptable combination agreement. Under these circumstances, Capston and Ms. Fonner do not believe they would be able to recruit additional persons to serve as members of the Company's board of directors pending the completion of a business combination transaction. Since Capston and Ms. Fonner are unable to propose a slate of three individuals to serve as directors of the Company directors pending the completion of a business combination transaction, the Plan contemplates the election of Sally A. Fonner, the president of Capston, to serve as the sole member of the Company's Board of Directors until the 1999 annual Meeting of the Shareholders, or until the election and qualification of a successor board of directors. Since the Company's By-laws presently require a minimum of three directors, rather than the single director proposed under the Plan, it will be necessary to amend ARTICLE II, Section 2. of the Company's By-laws to read as follows:

          Section 1. Number and Election of Directors. The total number of directors constituting the entire Board of Directors shall be not less than one (1) nor more than nine (9), with the then-authorized number of directors being fixed from time to time solely by or pursuant to a resolution passed by the Board of Directors, provided, however, that the total number of directors shall be not less than three (3) during any period when the total Shareholders' equity in the corporation exceeds $100,000. At any time when the Board of Directors consists of three (3) or more members, the Board of Directors shall be divided into three classes, designated Class I, Class II, and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors. Initially, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. Thereafter, Directors shall be elected to serve for a term of three years and until their successors are elected and qualified. A majority of the Directors shall constitute a quorum for the transaction of business. All resolutions adopted and all business transacted by the Board of Directors shall require the affirmative vote of a majority of the Directors present at the meeting.


Shareholders Entitled to Vote and Vote Required.

     The affirmative vote of the holders of a majority of all shares of Common Stock represented and voting at the Meeting, in person or by proxy, will be required to approve the proposed amendment to the Company's by-laws. Only shares voted "FOR" or "AGAINST" the proposal will be treated as Votes Cast. Accordingly, abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a Quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to this proposal.

     CAPSTON ASKS ALL SHAREHOLDERS TO APPROVE THE PROPOSED AMENDMENT TO THE COMPANY'S BY-LAWS. THE PROXY ENCLOSED HEREWITH WILL BE VOTED FOR THE PROPOSED AMENDMENT UNLESS THE SHAREHOLDERS VOTES AGAINST THE PROPOSAL OR ABSTAINS FROM VOTING. SINCE CAPSTON AND MS. FONNER HAVE PROPOSED THE PLAN AS AN INTEGRATED WHOLE, CAPSTON MAY ELECT TO ABANDON THE PLAN IN ITS ENTIRETY IF ALL ELEMENTS OF THE PLAN ARE NOT APPROVED BY THE SHAREHOLDERS.